[BCE INC. LOGO] News release

For Immediate Release

BCE announces $250 million additional offering of cumulative redeemable first preferred shares, series AK

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

MONTRÉAL, December 12, 2011 – BCE Inc. (TSX, NYSE: BCE), Canada’s largest communications company, announced today that it has entered into an agreement to issue and sell 10,000,000 Cumulative Redeemable First Preferred Shares, Series AK (series AK preferred shares), at a price of $25.00 per share, for aggregate gross proceeds of $250 million on a bought deal basis to a syndicate led by RBC Capital Markets, BMO Capital Markets and TD Securities Inc. This offering constitutes an additional issuance to the 13,800,000 series AK preferred shares that BCE initially issued on July 5, 2011.

The underwriters have also been granted an over-allotment option to purchase, at the offering price, up to an additional 1,200,000 series AK preferred shares exercisable until the date that is 30 days following the closing. Should the over-allotment be fully exercised, the total gross proceeds of the offering will be $280 million.

The series AK preferred shares will have the same terms and conditions as the existing series AK preferred shares and will pay on a quarterly basis (with the first quarterly dividend to be paid March 31, 2012), for the initial fixed rate period ending December 31, 2016, if, as and when declared by the Board of Directors of BCE, a fixed cash dividend of $0.25938. The dividend rate will be reset on December 31, 2016 and every five years thereafter at a rate equal to the 5-year Government of Canada bond yield plus 1.88%. The series AK preferred shares are redeemable by the issuer on or after December 31, 2016, in accordance with their terms.

Holders of series AK preferred shares have the right, at their option, to convert their shares into Cumulative Redeemable First Preferred Shares, Series AL, (series AL preferred shares) subject to certain conditions, on December 31, 2016 and on December 31 every five years thereafter. Holders of series AL preferred shares are entitled to receive quarterly floating adjustable cash dividends at a rate equal to the three-month Government of Canada Treasury Bill yield plus 1.88%.

The series AK preferred shares will be offered for sale to the public in each of the provinces of Canada pursuant to a short form prospectus to be filed with Canadian securities regulatory authorities in all Canadian provinces. The offering is scheduled to close on or about January 4, 2012, subject to certain conditions, including obtaining all necessary regulatory approvals.

The net proceeds of this offering will be used for general corporate purposes.

The series AK preferred shares have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, or any state securities laws and may not be offered, sold, or delivered, directly or indirectly, in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirement of such Act and applicable state securities laws. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to qualification under the securities laws of any such jurisdiction.

Caution Concerning Forward-Looking Statements
This news release contains forward-looking statements concerning the expected issuance and sale of preferred shares and the use of proceeds from the issuance. Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. As a result, we cannot guarantee that any forward-looking statement will materialize and you are cautioned not to place undue reliance on these forward-looking statements. The timing and completion of the proposed issuance and sale of preferred shares referred to in this news release is subject to customary termination rights and closing conditions and other risks and uncertainties. The forward-looking statements contained in this news release describe our expectations as of the date of this news release and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise.

About BCE

BCE is Canada’s largest communications company, providing a comprehensive and innovative suite of broadband communication services to residential and business customers under the Bell and Bell Aliant brands. Bell Media is Canada’s premier multimedia company with leading assets in television, radio and digital media, including CTV, Canada’s #1 television network, and the country’s most-watched specialty channels.

The Bell Mental Health Initiative is a multi-year charitable program that promotes mental health across Canada via the Bell Let’s Talk anti-stigma campaign and support for community care, research and workplace best practices. To learn more, please visit Bell.ca/LetsTalk.

For BCE corporate information, please visit BCE.ca. For Bell product and service information, please visit Bell.ca. For Bell Media, please visit BellMedia.ca.

Media inquiries:
Marie-Ève Francœur
Bell Media Relations
(514) 391-5263
marie-eve.francoeur@bell.ca

Investor inquiries:
Thane Fotopoulos
BCE Investor Relations
(514) 870-4619
thane.fotopoulos@bell.ca